UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-24387

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Navigant International 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Navigant International, Inc.

84 Inverness Circle East

Englewood, CO 80112

Navigant International 401(k) Plan

Financial Statements and Supplemental Schedule

For the Fiscal Year Ended December 31, 2004

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4-9

Supplemental Schedule*:

Schedule H, Line 4i, Form 5500—Schedule of Assets (Held at End of Year) as of December 31, 2004	10-12

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Plan Administrator, Committee, and Participants

Navigant International 401(k) Plan

Englewood, CO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Navigant International 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the statement of changes in net assets available for benefits for the year then ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Navigant International 401(k) Plan as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman

May 13, 2005

Denver, Colorado

Navigant International 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets

Investments, at fair value (Note 3):	$64,821,530	$58,325,643

Net assets available for benefits	$64,821,530	$58,325,643

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to net assets attributed to:
Net appreciation in fair value of investments	$5,151,434
Investment income:
Interest	409,677
Contributions:
Participant	6,108,946
Rollover	539,884

Total additions	12,209,941

Deductions from net assets attributed to:
Benefit payments	9,208,824
Transaction charges	84,265
Participant loans terminated due to withdrawal of participants	190,044

Total deductions	9,483,133

Net increase prior to plan mergers	2,726,808

Transfer of assets from affiliated plans:
World Wide Travel Service, Inc. 401(k) Profit Sharing Plan	2,546,833
Madison Travel 401(k) Retirement Plan	332,057
PADE, Inc. 401(k) Profit Sharing Plan & Trust	162,005
Incentives Connections, Inc. 401(k) Profit Sharing Plan	728,184

Total transfer	3,769,079

Net increase in net assets available for benefits	6,495,887
Net assets available for benefits:
Beginning of year	58,325,643

End of year	$64,821,530

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Navigant International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective June 10, 1998 and amended effective January 1, 2003. Employees of Navigant International, Inc. (the “Company”) become eligible to participate upon completing three months of service and attaining the age of 18. Enrollment is permitted on the first day of January, April, July or October. The Plan is subject to the provisions of ERISA.

Contributions

Effective January 1, 2002, eligible participants may contribute an amount equal to, but not more than the maximum amount permitted by Sections 402(g) and 415 of the Internal Revenue Code. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed income account, various pooled separate accounts, Company common stock and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

The Company may make matching and discretionary non-elective contributions. Discretionary matching Company contributions are recorded in the same period as employee contributions. Additional matching and discretionary non-elective contributions, none of which were made during 2004 or 2003, are recorded annually.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 33 percent vested after one year of service, 66 percent after two years of service and 100 percent vested after three years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Navigant International 401(k) Plan

Notes to Financial Statements

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as deductions when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.75% to 10.50% for the years ended December 31, 2004 and 2003). Maturity dates range from January 5, 2005 to March 22, 2022 for loans outstanding at December 31, 2004.

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may elect to pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2004 and 2003 are invested in the PRUDENTIAL Guaranteed Short-Term Account, which is stated at fair value.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation

Investments in the guaranteed income account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Prudential Retirement Insurance & Annuity Company. Participant loans are stated at cost plus accrued interest, which approximates fair value. Common stocks are valued at fair value as determined by quoted market prices. Mutual funds are valued at net asset value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain

Navigant International 401(k) Plan

Notes to Financial Statements

investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Investments

The following presents investments of the Plan as of December 31, 2004 and 2003. Investments that represent five percent or more of the Plan’s net assets are separately identified with (*). As a result of CIGNA’s sale of its retirement business to Prudential, the Plan’s funds were renamed to reflect the new oversight role assumed by Prudential (see details in Note 10). See numbered footnotes for the funds’ former names.

	December 31,
	2004		2003
PRUDENTIAL Large Cap Growth/Turner Investment Fund	$10,076,960	*	$9,865,441	1	*
PRUDENTIAL Guaranteed Income Fund	9,922,382	*	10,059,316	2	*
PRUDENTIAL Dryden S&P Index Fund	4,467,592	*	4,204,173	3	*
PRUDENTIAL Large Cap Value/John A. Levin Fund	4,139,389	*	3,014,176	4	*
PRUDENTIAL AIM Dynamics Fund	4,042,163	*	4,200,706	5	*
PRUDENTIAL International Blend/The Boston Co. Fund	3,436,272	*	3,027,359	6	*
PRUDENTIAL Lifetime40 Fund	3,254,092	*	2,188,360	7
PRUDENTIAL Janus Adviser Balanced Account	3,129,325		2,742,834	8
PRUDENTIAL Lifetime30 Fund	2,792,471		2,418,689	9
PRUDENTIAL Small Cap Growth/TimesSquare Fund	2,743,336		2,749,022	10
PRUDENTIAL Oppenheimer Global-CL A	2,671,311		—
PRUDENTIAL Mid Cap Value/Wellington Mgmt. Fund	2,645,810		1,769,755	11
PRUDENTIAL Core Bond/BSAM Fund	2,574,186		2,350,745	12
PRUDENTIAL Small Value/Perkins Wolf McDonnell Fund	2,285,348		1,888,303	13
Participant Loans	1,707,067		1,437,234
PRUDENTIAL Lifetime50 Fund	1,343,530		994,521	14
PRUDENTIAL Lifetime20 Fund	1,064,096		1,088,387	15
PRUDENTIAL Janus Adviser Worldwide Fund	—		1,762,349	16
Navigant International, Inc. Common Stock	1,016,103		1,094,765
Other Investments	1,510,097		1,469,508

Total Investments	$64,821,530		$58,325,643

*	Represents investments that are five percent or more of the Plan’s net assets.

1.	Formerly named CIGNA Large Cap Growth/Morgan Stanley Fund

2.	Formerly named CIGNA Guaranteed Income Fund

3.	Formerly named CIGNA S&P 500® Index Fund

4.	Formerly named CIGNA Large Cap Value/John A. Levin & Co. Fund

5.	Formerly named CIGNA INVESCO Dynamics Fund

6.	Formerly named CIGNA International Blend/Bank of Ireland Fund

7.	Formerly named CIGNA Lifetime40 Fund

8.	Formerly named CIGNA Janus Adviser Balanced Fund

9.	Formerly named CIGNA Lifetime30 Fund

10.	Formerly named CIGNA Small Cap Growth/TimesSquare Fund

11.	Formerly named CIGNA Mid Cap Value/Wellington Management Fund

12.	Formerly named CIGNA Actively Managed (Core) Bond Fund

13.	Formerly named CIGNA Small Value/Perkins Wolf McDonnell Fund

14.	Formerly named CIGNA Lifetime50 Fund

15.	Formerly named CIGNA Lifetime20 Fund

16.	Formerly named CIGNA Janus Adviser Worldwide Fund

Navigant International 401(k) Plan

Notes to Financial Statements

During the year ended December 31, 2004, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2004
Pooled Separate Accounts	$5,291,739
Company Common Stock	(135,902)
Other Self-Directed Common Stocks and Mutual Funds	(4,403)

Net appreciation in fair value of investments	$5,151,434

4.	Investment Contract with Insurance Company

The Plan participates in a contract with Prudential Retirement Insurance & Annuity Company via an investment in the PRUDENTIAL Guaranteed Income Fund (“GIF”). Prudential Retirement Insurance & Annuity Company commingles the assets of the GIF with other assets. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances. For the Plan’s investment in the GIF, the Plan is credited with interest at the interest rates specified in the contract, which ranged from 3.00% to 3.10% for the year ended December 31, 2004 and equaled 3.10% for the year ended December 31, 2003, net of asset charges. Prudential Retirement Insurance & Annuity Company prospectively guaranteed the interest rates credited for the GIF for six months. As discussed in Note 2, the GIF is included in the financial statements at contract value which, principally because of the periodic rate reset process, approximates fair value.

5.	Related-Party Transactions

Plan assets include investments in funds managed by Prudential Retirement Insurance & Annuity Company, an indirect wholly-owned subsidiary of PRUDENTIAL. Prudential Retirement Insurance & Annuity Company is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Navigant International, Inc., the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.

The Plan invests in an unitized stock fund, Navigant International, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Navigant International, Inc., the Plan sponsor. The unit values of the Fund are recorded and maintained by PRUDENTIAL Financial Services, Inc. During the year ended December 31, 2004, the Plan purchased units of the Fund in the approximate amount of $472,000, sold units of the Fund in the approximate amount of $415,000, and had net depreciation on the Fund in the approximate amount of $136,000. The total value of the Plan's interest in the Fund was $1,016,103 and $1,094,765 at December 31, 2004 and 2003, respectively.

Navigant International 401(k) Plan

Notes to Financial Statements

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 28, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Mergers

The following merged with the Plan in 2004:

•	Effective April 1, 2004, the World Wide Travel Service, Inc. 401(k) Profit Sharing Plan;

•	Effective May 11, 2004, the Madison Travel 401(k) Retirement Plan;

•	Effective May 17, 2004, the PADE, Inc. 401(k) Profit Sharing Plan & Trust; and

•	Effective July 8, 2004, the Incentives Connections, Inc. 401(k) Profit Sharing Plan

Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

9.	Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. The forfeiture reserve of $282 and $4,086 at December 31, 2004 and 2003, respectively, is available to offset Company cash contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2004, Plan expenses were offset by $23,666 from forfeited non-vested accounts.

10.	Renaming of Plan Investments

During the fiscal year 2003, CIGNA Corporation (“CIGNA”) provided full administrative, record-keeping and investment services for the Plan. On November 17, 2003 CIGNA announced that it had signed a definitive agreement to sell its retirement business to Prudential Financial, Inc. (“Prudential”). That transaction was completed on March 31, 2004. The new organization under Prudential discontinued the use of the CIGNA brand and no longer relied on CIGNA’s investment management capabilities. As a result, the Plan’s funds were renamed to reflect the new oversight role provided by Prudential.

11.	Subsequent Events (Unaudited)

Plan Merger

Subsequent to December 31, 2004, assets in the amount of approximately $18 million from the Northwestern Travel Service, LP 401(k) Plan were merged into the Plan effective March 15, 2005 as a result of an acquisition made by the Company. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Navigant International 401(k) Plan

Notes to Financial Statements

Change In Retirement Services Provider

After an evaluation of various retirement services providers, the Administrator of the Plan elected to change the Plan’s retirement service provider from Prudential to MetLife Retirement Plans (“MetLife”) effective January 1, 2005. On January 14, 2005, Plan assets of approximately $60 million were transferred from funds sponsored by Prudential to funds sponsored by MetLife. This transfer did not result in any realized gains or losses to participants and did not change the terms of the Plan as described in the Description of the Plan section in Note 1 above.

Reinstatement of Company Matching Contributions

Management of the Plan announced that the Company will reinstate discretionary matching contributions effective June 26, 2005 in an amount equal to $0.25 for each $1.00 contributed by a participant, up to a maximum of four percent of the participant’s Plan compensation, as defined. Discretionary matching Company contributions are recorded in the same period as employee contributions.

Navigant International 401(k) Plan	Supplemental Schedule I

Schedule H, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year)

December 31, 2004

Employer Identification Number: 52-2080967

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Guaranteed Income Fund	$9,922,382

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL AIM Dynamics Fund	4,042,163

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Core Bond/BSAM Fund	2,574,186

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Dryden S&P Index Fund	4,467,592

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL International Blend/The Boston Company Fund	3,436,272

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Janus Adviser Balanced Account	3,129,325

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Large Cap Growth/ Turner Investment Fund	10,076,960

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Large Cap Value/John A. Levin Fund	4,139,389

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Lifetime20 Fund	1,064,096

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Lifetime30 Fund	2,792,471

*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Lifetime40 Fund	3,254,092

*	Indicates a party-in-interest to the Plan.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2004	(continued)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Lifetime50 Fund	$1,343,530
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Lifetime60 Fund	252,495
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Mid Cap Growth/Artisan Partners Fund	986,920
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Mid Cap Value/ Wellington Management Fund	2,645,810
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Oppenheimer Global-CL A	2,671,311
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Small Cap Growth/ TimesSquare Fund	2,743,336
*	Prudential Retirement Insurance & Annuity Company	PRUDENTIAL Small Value/Perkins Wolf McDonnell Fund	2,285,348
*	Navigant International, Inc.	Navigant International, Inc. Common Stock	1,016,103
*	Plan Participants	Participant Loans (Interest rates range from 5.75% to 10.50%, various maturity dates from January 5, 2005 through March 22, 2022, collateralized by participant account balances)	1,707,067

	Total		64,550,848

*	Indicates a party-in-interest to the Plan.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2004	(continued)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	Various	Cash and Cash Equivalents	$46,400
*	Various	Mutual Funds	98,894
*	Various	Common Stocks	125,388

	Total Assets Held by PRUDENTIAL Representing the PRUDENTIAL Self-Directed Brokerage Account		270,682

	Total Assets		$64,821,530

*	Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

Navigant International 401(k) Plan

By:	/s/ ROBERT C. GRIFFITH
Name:	Robert C. Griffith
Title:	Plan Administrator of Navigant International 401(k) Plan and Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) of Navigant International, Inc.